ANNEX C

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9C

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCOTTISH POWER PLC

(Name of Subject Company)

SCOTTISH POWER PLC

(Name of Person(s) Filing Statement)

Ordinary shares of 42p each (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each of which represents four Ordinary Shares

(Title of Class of Securities)

81013T804

(CUSIP Number of Class of Securities)

Sheelagh Duffield

Company Secretary

1 Atlantic Quay

Glasgow G2 8SP

Scotland

0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Richard C. Morrissey

Sullivan &; Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

England

011 44 20 7959 8900

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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Executive Team Road Shows

ScottishPower

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Agenda

BUSINESS PERFORMANCE IN 06/07

- LOOKING FORWARD TO 07/08

FRONTLINE ORGANISATION

HEALTH AND SAFETY

IBERDROLA

ScottishPower

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2006/07 Scorecard

Profit (£m) 525 2

Cash (%) 91.7 3

Return on Investment (%) 15.4 4

No. of Lost Time Accidents 11 3

Cash Spent (£m) 477 5

Investment Allowance (£m) 290 3+

Cost Allowance (£m) 114 1

Customer Interruptions (per 100) 57 3

Customer Minutes Lost (cust/year) 71.3 1

Secure a fair outcome

from Transmission Review (£m) 782 4

Deliver production plan

efficiency (%) 106 3

Overall Rating 3

ScottishPower

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2006/07 Successes and Challenges

Successes

Accelerated Network Controllable Points Programme

225km of EHV and HV OH lines rebuilt

Restoring front-line supervision – early wins with Production Model

Opened new OMC in North at Kirkintilloch

Won silver health award

Challenges

Resourcing to meet major capital programme

Struggling to deliver on frontline – resource pinch-points, structural issues

Improving efficiency to meet OFGEM targets– overheads and ownership

Seeing lower revenues due to shifting patterns of energy usage – regulatory debate needed

Zero Accident culture and aspiration

ScottishPower

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NCP Programme – why it’s so important

06/07

07/08

744

Number of Points

SPD

1031

£16.1m

£9.1m

£m

CML Benefit (cust /year)

7

-

375

Number of Points

SPM

825

£13.2m

£6.2m

£m

7

CML Benefit (cust /year)

It is working but there is more to do…

ScottishPower

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Storms Exceptional Events

Reporting No. of No. Faults CI CML

Year Events in 24 Hrs claimed claimed

2006/07 7 758 11.4 34.3

2005/06 1 81 1.28 3.43

We are rising to the challenge!

ScottishPower

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Investment

06/07 07/08

SPD 130.8 138.4

SPM 122.8 145.1

SPT 91.2 138.4

SPPS 15.8 9.2

Total 360.60 431.10

Investment and renewable energy make us the

fastest growing network in the UK

ScottishPower

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Customer Performance

Customer Minutes Lost: SPD

SPM

Customer Interruptions: SPD

SPM

Average Time to Restoration: SPD

SPM

Telephone Response Rate

70.1     57.4     58.9     42.7     116     134     4.2     78.2     61.0     65.7

46.0

119

132

4.2

58.0

48.5

60.8

46.7

95

105

4.3

2005/06

Actual

2006/07

Forecast

2007/08 Budget

NCPs and other investment helps,

but frontline restoration performance critical

ScottishPower

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Our Competitors – Performance 2005/2006

CI Performance

CML Performance

DNO 05/06 CI 05/06 Target CI% Above / Below Target Status

EDFE EPN 68.2 90.3 24%

WPD S Wales 82.7 99.7 17%

UU 49.8 57.2 13%

EDFE SPN 79.3 90.5 12%

EDFE LPN 32.8 36.2 9%

SP Manweb 42.7 46.7 8%

SSE Hydro 89.0 96.2 7%

CE NEDL 69.6 74.5 7%

SSE Southern 85.9 91.0 6%

CN East 73.9 77.9 5%

WPD S West 81.6 84.5 3%

SP Distribution 58.9 60.9 3%

CE YEDL 68.2 68.7 1%

CN West 110.6 109.4 -1%

DNO 05/06 CML 05/06 Target CML% Above / Below Target Status

WPD S Wales 43.1 72.2 40%

UU 47.5 59.8 21%

EDFE EPN 58.9 73.7 20%

WPD S West 50.6 62.2 19%

CN East 66.5 80.1 17%

CN West 85.3 102.3 17%

EDFE LPN 34.4 40.2 14%

EDFE SPN 72.5 81.4 11%

SSE Hydro 89.2 95.9 7%

CE NEDL 69.1 71.4 3%

CE YEDL 67.1 68.5 2%

SSE Southern 87.8 82.0 -7%

SP Distribution 70.1 64.9 -8%

SP Manweb 57.4 51.8 -11%

HEADING FOR A PENALTY OF £9M IN CURRENT YEAR

ScottishPower

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Our Competitors – Opex Spend

Actual Net Opex DPCR4 allowance Status

Year ended 31 March 2006 2006

£m (05/06 prices)

CN WEST 56 54

CN EAST 64 57

UU 49 52

CE NEDL 37 37

CE YEDL 44 44

WPD S Wales 31 34

WPD S WEST 47 41

EDFE LPN 43 45

EDFE SPN 53 47

EDFE EPN 76 70

SP Distribution 53 48

SP Manweb 54 39

SSE Hydro 30 33

SSE Southern 56 59

Opex – It’s not what you’ve got, it’s what you do with it!

ScottishPower

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07/08 – Our Challenges

Progress towards Zero Accidents and world class Health and Safety performance

Continue to deliver big investment programme

Drastically improve our customer performance

Work smarter to meet Ofgem cost targets

ScottishPower in a new context - Iberdrola

Learn from others and from ourselves …

ScottishPower

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Implementing a Zone-Based Structure

What

A zone-based organisation that focuses on the local delivery of elements of operations,

maintenance and construction

Maintain the benefits of areas of functional focus

Build on the success of the central approach to Investment Delivery and, in Operations, to incident management

Build on the production model that is being established across the business

Establish plans for 7 local delivery zones in Scotland, and 6 zones in England & Wales

Why

Creates an ownership focus on the local network

Increased customer focus

More resources available to flex

Re-engages the local engineers by placing them into the local delivery team

Allows a local focus on network performance

Resolves issues such as the remote co-ordination of LV repairs

We have listened…

ScottishPower

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Customer & Performance – Zone Model

Sample Zone (Draft)

Production Assign

Required Resource to

Zone

Zone

Lead

Maintenance

Leader

Support

Network

Engineers

LV Network

Leader

Construction

Leader

Work in progress…

ScottishPower

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Proposal - Zones

Zone	Main Location	Other locations covered
Dumfries & Stranraer	Dumfries	Stranraer/Tongland
Ayrshire	Kilmarnock	
Borders	Berwick	Gala
Edinburgh & Lothians	Telferton	
Central & Fife	Bonnybridge	Glenrothes
Glasgow	Cambuslang	SVC
Lanarkshire	Cambuslang	Motherwell

Functional Centres

Kirkintilloch
Bonnybridge
Bellshill
Cambuslang

Work in progress...

ScottishPower EnergyNetworks

Proposal - Zones

Zone	Main Location	Other locations covered
Mersey	Lister Drive	
Wirral	Prenton	Chester West
Cheshire	Midpoint	Warrington
North Wales	Llandudno	Rhyl/Caernarfon/Mona/ Porthmadoc
Aberystwyth	Aberystywth	Newtown
Oswestry/Dee Valley	Oswestry	Mold/Wrexham

Functional Centres

Prenton

Lister Drive

Wrexham

Work in progress…

ScottishPower EnergyNetworks

Next Steps

Implementation team developing zone based structure & activities in more detail

Implementation Team has spoken to over 300 people so far and will continue to arrange meetings to get feedback on delivery plans

Discussion underway to reach enabling agreements that will allow Zones to be implemented

Focus on local implementation and ownership

Commence a review of stand by and shift-working

Full implementation of Production Model to enable industrial allocation to zones

Each Zone will have a Zone Lead who will be responsible for managing the day to day delivery of work within the zone. This role will be advertised shortly

Plan is to move to Zone based structure by 1 October 2007

We have listened – it is now up to us all…

ScottishPower

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Progress towards Zero Accidents

- DuPont Review

zero accidents

John Duggan, Senior Consultant, DSR

Survey divided equally between Scotland & North West

Benchmarked against DuPont and EU/UK industries

Sample inspections of documents

Interviews with circa 200 people

Visits to 14 office and depot sites

Observations at over 50 work sites

ScottishPower

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Principal Strengths

– as noted by DuPont

zero accidents

Commitment – of senior managers

Electrical & Mechanical Standards – best practice

Feedback from field staff – cost not an issue for safety

Weekly safety call and mindset

General Safety Standards

Employee Communication & Consultation

Overall H&S Planning Process

Risk Assessment – START Process

Audits, Inspections & Monitoring

Contractors Safety – alignment with SP EN standards

ScottishPower

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DuPont’s

- Principal Recommendations

zero accidents

Non-operational authorisations – comparable to operational

Supervision & Support – increase and adopt production model

Production Model:Shifts – review shift working supervision

Managers’ visibility – safety role models

Live working – debate future business value

LV working – evaluate injuries for self-authorising staffs

Golden Rules – define what is really important

Reporting – encourage wider incident reporting

Zero Accidents – reinforce it’s for ALL accidents, not just LTA’s

Behavioural Safety Auditing – implement for all staffs

Line managers’ role – supervision not auditing

Contractors’ Safety metrics – monitor these with EN data

Sharing best practice – across SP group

ScottishPower

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The Dynamics of Safety Culture Change


Injuries
Management
Commitment
Condition of
Employment
Discipline
Rules
Supervisory Control
Value for People
Personal Commitment
Self-Managing
Self-Discipline
Self-Responsibility
Personal Goals
Care for Self
Team Building
Team Commitment
Development in Team
Help Others Conform
Value for Each Other
Team Goals
Time
Dependent
So I Don't Get Caught
Independent
So I Don't Get Hurt
Interdependent
So No one Gets Hurt

DUPONT

Bradley Curve

ScottishPower EnergyNetworks

Iberdrola and ScottishPower

Iberdrola has doubled in size and results since 2001

Design and execution of a successful strategy

Combined ScottishPower and Iberdrola is better placed to meet challenges of European Utilities

Combination of expanded geographical presence

Greater diversification

Larger economies of scale

Increased financial strength

ScottishPower

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Iberdrola – Some Stats

Iberdrola

Employees 16155

No. of customers served by network 16 million

Generating capacity 30384Mw

Renewable generation 4434Mw

Iberdrola reached the highest quality supply level in its history in 2005 through:

Investment

Daily dedication of an expert and efficient team

ScottishPower

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Trade Union Visit

to Iberdrola

Delegation of TU representatives from ScottishPower recently visited Spain

Iberdrola attaches great value to the skills and experience of the business management and employees of ScottishPower

Iberdrola’s existing relationship with the Spanish TUs is very strong

Committed to negotiation and proceeding with agreement

Does not envisage changing the principal locations

Does not intend to dispose of any material fixed assets

ScottishPower identity to be retained

ScottishPower

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Voting

Court meeting on 30 March 2007

Every vote counts

Scheme will only be approved if a majority in number of SP shareholders vote in favour

(either by proxy or in person)

Such majority holds 75% or more in value

Helpline – Freefone 0800 023 2559

ScottishPower

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This announcement has been made available to shareholders of Scottish Power plc (“ScottishPower”). If Iberdrola, S.A. (“Iberdrola”) conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC’s website at www.sec.gov and at ScottishPower’s principal executive offices in Glasgow, Scotland.    This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola shares and Iberdrola ADSs will only be distributed to existing ScottishPower shareholders and ADS holders. The new Iberdrola shares and Iberdrola ADSs to be issued to ScottishPower shareholders and ADS holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola shares or Iberdrola ADSs have been, or if issued pursuant to a scheme of arrangement will be, applied for in any jurisdiction. In the United States, if the new Iberdrola shares and Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and ADS holders who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola shares and Iberdrola ADSs received in connection with the Scheme.    Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.    Cautionary note regarding forward looking statements    This document contains statements about ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “synergies”, “cost savings”, “projects”, “strategy”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of ScottishPower or the enlarged Iberdrola group; (ii) business and management strategies and the expansion and growth of ScottishPower’s or the enlarged Iberdrola group’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on ScottishPower’s or the enlarged Iberdrola group’s business. These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements.    These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to ScottishPower or the enlarged Iberdrola group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and ScottishPower does not undertake any obligation to publicly update or revise any forward looking statements.

ScottishPower

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Any Questions?

You are our competitive advantage …

ScottishPower

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 12th, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary